SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release FOR IMMEDIATE RELEASE

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication	PortfolioPR
212 421 0333	212 736 9224
Galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

OTI REACHES AGREEMENTS FOR
$7.4 MILLION EQUITY FINANCING

Calls Shareholder Meeting to Approve Proposed New Share Issuance to Support Strategic Growth and Other Matters

Cupertino, CA– December 9, 2003 —On Track Innovations, Ltd. (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced that it has entered into agreements under which it will obtain $7.4 million of new equity financing and will hold an Extraordinary General Meeting of its shareholders on December 30, 2003. The purpose of the meeting will be to obtain shareholder approval of the following matters:

o	the appointment of Somekh Chaikin, a member of KPMG International, as OTI’s independent auditor for the fiscal year ending December 31, 2003;

o	the election of Mr. Eli Akavia to the board of directors of the company;

o	the sale of 1,471,606 ordinary shares of OTI, and the related issuance of warrants, to non-U.S. investors pursuant to Regulation S under the Securities Act of 1933; and

o	an increase from 2,250,000 to 2,750,000 in the number of ordinary shares available under OTI’s existing share option plan.

OTI noted that it is proposing to appoint a new independent auditor because, effective November 30, 2003, its current independent auditor, Luboshitz Kasierer, an affiliate member of Ernst & Young International, has merged with another firm. Mr. Akavia is a retired senior partner in Luboshitz Kasierer, where he was responsible for that firm’s high technology practice, including its engagement by OTI.

The aggregate purchase price of the 1,471,606 ordinary shares being sold will be $7,477,500. The warrants, which will be for the purchase of 735,803 ordinary shares, will have terms of five years and exercise prices ranging from $6.50 to $$7.50 per share and an aggregate exercise price of $4,841,282. OTI stated that the funds resulting from its sale of ordinary shares and any subsequent exercise of warrants will be added to its working capital and utilized primarily to support its strategic growth, particularly in support of one or more large new projects that OTI is about to undertake for its customers.

OTI has already entered into agreements to sell the ordinary shares and issue the warrants to “non-U.S. persons” in “offshore transactions” (in each case, within the meaning of Regulation S). No offer to sell, or solicitation of any offer to purchase, such securities is made by this press release. The closing of the share and warrant transactions is expected to take place promptly following the receipt of shareholder approval at the Extraordinary General Meeting. OTI noted, however, that such closing is subject to specified conditions (including shareholder approval) and that there is no certainty that these conditions will be satisfied or that the closing will take place.

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, Scheidt & Bachmann, EDS, First Data Resources, Repsol, the Government of Israel and ICTS.
For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the satisfaction of closing conditions, the success of new projects, market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 9, 2003